Exhibit 99.3

ANNEX B
[Opinion of Citigroup Global Markets Inc.]

July 29, 2006

The Board of Directors
msystems Ltd.
7 Atir Yeda Street
Kfar Saba, Israel 44425

Members of the Board:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of Ordinary Shares of msystems Ltd. (the "Company") (other than SanDisk Corporation ("Buyer") and its affiliates) of the Exchange Ratio (defined below) set forth in an Agreement and Plan of Merger (the "Merger Agreement") to be entered into among Buyer, Project Desert Ltd. ("Merger Sub"), a direct wholly owned subsidiary of Buyer, and the Company. As more fully described in the Merger Agreement, (i) Merger Sub will be merged with and into the Company (the "Merger") and (ii) each Ordinary Share outstanding, par value NIS 0.001 per share, of the Company ("Company Shares") will be converted into the right to receive 0.76368 of a share (the "Exchange Ratio") of the common stock, par value $0.001 per share, of Buyer ("Buyer Common Stock").

        In arriving at our opinion, we reviewed a draft dated July 29, 2006 of the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of the Company and certain senior officers and other representatives and advisors of Buyer concerning the businesses, operations and prospects of the Company and Buyer. We examined certain publicly available business and financial information relating to the Company and Buyer as well as certain financial forecasts and other information and data relating to the Company and Buyer which were provided to or discussed with us by the respective managements of the Company and Buyer, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of the Company and Buyer to result from the Merger. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Company Shares and Buyer Common Stock; the historical and projected earnings and other operating data of the Company and Buyer; and the capitalization and financial condition of the Company and Buyer. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Company and Buyer. We also evaluated certain potential pro forma financial effects of the Merger on Buyer. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

        In rendering our opinion, we have assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of the Company and Buyer that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to the Company and Buyer provided to or otherwise reviewed by or discussed with us, we have been advised by the respective managements of the Company and Buyer that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and Buyer as to the future financial performance of the Company and Buyer, the potential strategic implications and operational benefits anticipated to result from the Merger and the other matters covered thereby. At the direction of the Company and Buyer, we relied upon Wall Street estimates for financial forecasts for Buyer and the Company for fiscal year 2007. We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Buyer or the contemplated benefits of the Merger. Representatives of the Company have advised us, and we further have assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. We also have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for both federal income tax purposes and Israeli income tax purposes. We have further assumed with your permission that no holder of Company Shares will receive any payment in connection with the Merger in respect of their Company Shares other than the Merger Consideration. Our opinion, as set forth herein, relates to the relative values of the Company and Buyer. We are not expressing any opinion as to what the value of the Buyer Common Stock actually will be when issued pursuant to the Merger or the price at which the Buyer Common Stock will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Buyer nor have we made any physical inspection of the properties or assets of the Company or Buyer. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of the Company, nor were we requested to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

        Citigroup Global Markets Inc. has acted as financial advisor to the Company in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided services to the Company unrelated to the proposed Merger, for which services we and such affiliates have received compensation, including, without limitation, advising the Company in November, 2005 on its acquisition of Microelectronica Espanola and acting as sole bookrunner in connection with the Company's March 17, 2005 $75 million offering of 1.0% Convertible Senior Notes due 2035. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of the Company and Buyer for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, Buyer and their respective affiliates.

        Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of the Company in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger.

        Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Shares (other than Buyer and its affiliates).

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.